AMENDED SCHEDULE B
to the
INVESTMENT ADVISORY AGREEMENT
Dated May 20, 2020 between
MANAGER DIRECTED PORTFOLIOS
and
HOOD RIVER CAPITAL MANAGEMENT LLC

Investment Advisory Fee Schedule

Hood River Portfolio	Annual Fee as a Percentage of Average Daily Net Assets (“Assets”)
Hood River Small-Cap Growth Fund	0.90%
Hood River International Opportunity Fund	1.05%

IN WITNESS WHEREOF, the parties hereto have caused this Amended Schedule B to be signed on their behalf by their duly authorized officers as of October 17, 2023.

MANAGER DIRECTED PORTFOLIOS, on behalf of each Fund listed on this Schedule B.

By: /s/ Scott M. Ostrowski________________
Name: Scott M. Ostrowski
Title: President

HOOD RIVER CAPITAL MANAGEMENT LLC

By: /s/ Brian Smoluch________________
Name: Brian Smoluch
Title: Chief Executive Officer